Points International Ltd. Reports Second Quarter 2016 Financial Results

Second Quarter Record Revenue of $83.9 million, increases 24% year-over-year

Toronto, Canada, August 10, 2016 – Points (TSX: PTS; NASDAQ: PCOM), the global leader in loyalty currency management, today announced results for the second quarter and six months ended June 30, 2016.

“We delivered strong revenue growth of 24% in the second quarter,” said Points’ CEO, Rob MacLean. “This performance was driven by the expansion of existing loyalty program partnerships, leveraging our ongoing investments in the Loyalty Commerce Platform. We are excited about advancing new Buy, Gift, and Transfer relationships, as well as two further Points Travel wins and additional Points Wallet relationships that we anticipate launching in the second half of the year. Our momentum across multiple businesses makes us confident that our successfully evolving platform strategy now enables us to both grow current relationships while also advancing the successful launch of our two new services, Points Travel and the Loyalty Wallet.”

Second Quarter 2016 Financial Results
(Unless otherwise stated, all comparisons for the second quarter of 2016 are on a year-over-year basis)

•

Revenue increased 24% to $83.9 million from $67.9 million. Principal revenues totalled $80.5 million, which represents 24% growth, as compared to $64.9 million. The principal revenues increase was primarily driven by effective marketing initiatives at existing programs. Other partner revenue totalled $3.3 million, which represents 11% growth, as compared to $3.0 million.

•	Gross profit was $11.2 million, or 13% of total revenue, compared to $11.3 million, or 17% of total revenue.

•	Total ongoing operating expenses, which consist of employment expenses, marketing, technology, and other operating expenses, were $8.6 million compared to $8.0 million.

•	Net income totalled $0.9 million, or $0.06 per diluted share, compared to a net income of $1.7 million, or $0.11 per diluted share.

•	Adjusted EBITDA was $3.2 million, before share-based compensation expenses, compared to $3.9 million, before share-based compensation expenses.

•

As of June 30, 2016, total funds available, comprised of cash and cash equivalents together with restricted cash and amounts with payment processors, was $61.7 million. Net operating cash, which is defined as total funds available less amounts payable to loyalty program partners, was $10.8 million.

Second Quarter 2016 Business Metrics

	Q2/16	Q2/15	Q2/16 vs. Q2/15	Q1/16	Q2/16 vs. Q1/16
Total All Channels
Points/Miles Transacted (in 000s)	6,633,624	5,366,496	24%	5,664,856	17%
No. of Points/Miles Transactions	630,489	591,647	7%	638,569	-1%

Recent Business Highlights

•	Saw significant momentum with Points Travel, the first private label travel e-commerce service designed specifically for the loyalty industry, recently signing with two additional partners:
o

Hawaiian Airlines, a leading regional US airline, will offer their members the ability to redeem their frequent flyer miles by making hotel bookings around the globe using a white-label Points Travel service.

o

Imminent launch of a leading North American retail coalition loyalty program with more than 10 million active members, that will see members earning points when making worldwide hotel bookings via a program branded web site.

•

Along with strong core business growth, announced new and forthcoming launches with Points Loyalty Wallet, which allows users to track, manage and interact between multiple loyalty rewards programs via multiple distribution channels:

o

App in the Air, a travel app with a member base of over 1.7 million frequent travelers, introduced a new loyalty section into its app, powered by the Points Loyalty Wallet, where users can store loyalty information from more than 100 global loyalty rewards programs and exchange loyalty currencies between participating programs

o

Choice Hotels, a leading global hotel chain that franchises more than 6,300 hotels, will deploy the Points Loyalty Wallet into their web channels later this year, allowing Choice Privileges program members to more easily, quickly and securely exchange their hotel points for a dozen different frequent flyer miles in participating partner programs

o

Saw continued momentum in the retail space as Points expanded partnerships between the RBC Rewards program and leading retailers with the recent launch of a Home Depot Canada partnership and the pending launch of a similar pilot program with Apple Canada.

Share Buyback
In the second quarter, the Company repurchased approximately 43,682 shares of its common stock for a total of $0.4 million at an average price of $9.27 per share.

Outlook
The Company is maintaining financial guidance for the year ending December 31, 2016, as follows:

•	Revenue is expected to grow 10% to 20% over 2015
•	Adjusted EBITDA is expected to grow 10% or more over 2015

As previously announced, beginning in 2016, the Company updated its calculation of Adjusted EBITDA to adjust for the impact of share-based compensation, to be more in-line with peer and industry standards. Figures for prior periods have been adjusted to reflect this in comparisons.

Investor Conference Call
Points' conference call with investors will be held today at 4:30 p.m. Eastern Time. To participate, investors from the US and Canada should dial (877) 407-0784 ten minutes prior to the start time. International callers should dial (201) 689-8560.

In addition, the call is being webcast and can be accessed at the Company's web site: www.points.com and will be archived online upon completion of the call. A telephonic replay of the conference call will also be available until 11:59 p.m. Eastern Time on Wednesday, August 24, 2016, by dialing (877) 870-5176 in the U.S. and Canada and (858) 384-5517 internationally and entering the passcode 13642147.

About Points
Points, publicly traded as Points International Ltd. (TSX:PTS)(Nasdaq:PCOM), provides loyalty eCommerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. With a growing network of over 50 global loyalty programs integrated into its unique Loyalty Commerce Platform, Points offers three core private or co-branded services: its Buy Gift and Transfer service retails loyalty points and miles directly to consumers; its Points Loyalty Wallet service offers any developer transactional access to dozens of loyalty programs and their hundreds of millions of members via a package of APIs; and its Points Travel service helps loyalty programs increase program revenue from hotel bookings, and provides more opportunities for members to earn and redeem loyalty rewards more quickly. Points is headquartered in Toronto with offices in San Francisco and London.

For more information on Points, visit company.points.com, follow us on Twitter @PointLoyalty or read the Points blog. For Points’ financial information, visit investor.points.com.

Caution Regarding Forward-Looking Statements
This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements include, among other things, opportunities for new products and partners and incremental revenue, potential for growth in revenue and gross margin and our guidance for 2016 with respect to revenue growth and Adjusted EBITDA expectations. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on such statements. In particular, the financial outlooks herein assume Points will be able to maintain its existing contractual relationships and products, that such products continue to perform in a manner consistent with Points' past experience, that Points will be able to generate new business from our pipeline at expected margins, our in-market and newly launched products and services will perform in a manner consistent with the Company's past experience and we will be able to contain costs. Our ability to convert our pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that we will launch new partners or new products with existing partners as expected or planned nor can there be any assurance that Points will be successful in maintaining its existing contractual relationships or maintaining existing products with existing partners. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form-40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Use of non-GAAP measures
The Corporation’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Management uses certain non-GAAP measures, which are defined in the appropriate sections of this press release, to better assess the Corporation’s underlying performance. These measures are reviewed regularly by management and the Corporation’s Board of Director’s in assessing the Corporation’s performance and in making decisions about ongoing operations. These measures are also used by investors as an indicator of the Corporation’s operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income.

Contact:
Points Investor Relations
ICR
Garo Toomajanian
ir@points.com

Points International Ltd.
Key Financial Measures and Schedule of Non-GAAP Reconciliations

Gross Profit Information1

Expressed in thousands of United States
dollars

	For the three months ended		For the six months ended

	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015

Total Revenue	$83,864	$67,898	$157,424	$135,015
Direct cost of principal revenue	72,704	56,577	136,069	112,393
Gross Profit	$11,160	$11,321	$21,355	$22,622
Gross Margin	13%	17%	14%	17%

Reconciliation of Net Income to Adjusted EBITDA2

Expressed in thousands of United States
dollars

	For the three months ended		For the six months ended

	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015

Net Income	$931	$1,721	$1,824	$3,436
Adjustments:
Income tax expense	220	820	616	1,671
Depreciation and Amortization	1,297	883	2,227	1,760
Total adjustments	1,517	1,703	2,843	3,431
EBITDA	2,448	3,424	4,667	6,867
Foreign Exchange loss (gain)	88	(141)	168	(5)
Share-based compensation	690	570	1,358	1,071
Adjusted EBITDA	$3,226	$3,853	$6,193	$7,933

___________________________________________
1 Gross Profit is defined as total revenues less the direct cost of principal revenues. Gross Profit is considered by Management to be an integral measure of financial performance and represents the amount of revenues retained by the Corporation after incurring direct costs. However, Gross Profit is not a recognized measure of profitability under IFRS.

2 Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization, stock-based compensation and foreign exchange) is considered by Management to be a useful supplemental measure when assessing financial performance. Management believes that Adjusted EBITDA is an important indicator of the Corporation's ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.

Points International Ltd.
Condensed Consolidated Interim Statements of Financial Positions

Expressed in thousands of United States dollars
(Unaudited)

As at	June 30,	December 31,
	2016	2015

ASSETS
Current assets
Cash and cash equivalents	$55,371	$51,364
Restricted cash	500	1,000
Funds receivable from payment processors	5,791	6,588
Accounts receivable	3,596	2,988
Prepaid expenses and other assets	2,553	1,256
Total current assets	$67,811	$63,196

Non-current assets
Property and equipment	1,229	1,466
Intangible assets	18,056	18,616
Goodwill	7,130	7,130
Deferred tax assets	1,433	1,755
Long-term investment	5,000	5,000
Other assets	2,721	2,765
Total non-current assets	$35,569	$36,732
Total assets	$103,380	$99,928

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$5,356	$5,808
Payable to loyalty program partners	50,841	49,526
Current portion of other liabilities	833	1,852
Total current liabilities	$57,030	$57,186

Non-current liabilities
Deferred tax liabilities	445	425
Other liabilities	248	122
Total non-current liabilities	$693	$547

Total liabilities	$57,723	$57,733

SHAREHOLDERS’ EQUITY
Share capital	59,313	59,293
Contributed surplus	10,527	9,859
Accumulated other comprehensive income (loss)	326	(624)
Accumulated deficit	(24,509)	(26,333)
Total shareholders’ equity	$45,657	$42,195
Total liabilities and shareholders’ equity	$103,380	$99,928

Points International Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income

Expressed in thousands of United States dollars, except per share amounts
(Unaudited)

	For the three months		For the six months
	ended		ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015
REVENUE
Principal	$80,529	$64,930	$151,270	$127,555
Other partner revenue	3,288	2,951	6,061	7,427
Interest	47	17	93	33
Total Revenue	$83,864	$67,898	$157,424	$135,015

EXPENSES
Direct cost of principal revenue	72,704	56,577	136,069	112,393
Employment costs	6,214	5,823	12,117	11,747
Marketing and communications	461	399	787	674
Technology services	416	361	790	631
Depreciation and amortization	1,297	883	2,227	1,760
Foreign exchange (gain) loss	88	(141)	168	(5)
Operating expenses	1,533	1,455	2,826	2,708
Total Expenses	$82,713	$65,357	$154,984	$129,908

OPERATING INCOME BEFORE INCOME TAXES	$1,151	$2,541	$2,440	$5,107

Income tax expense	220	820	616	1,671

NET INCOME	$931	$1,721	$1,824	$3,436

OTHER COMPREHENSIVE INCOME
Items that will subsequently be reclassified to profit or loss:
Unrealized gain (loss) on foreign exchange derivative designated as cash flow hedges	135	156	955	(606)
Income tax effect	(36)	(41)	(253)	161
Reclassification to net income of loss on foreign exchange derivatives designated as cash flow hedges	29	321	337	653
Income tax effect	(7)	(85)	(89)	(173)
Other comprehensive income for the period, net of income tax	$121	$351	$950	$35

TOTAL COMPREHENSIVE INCOME	$1,052	$2,072	$2,774	$3,471

EARNINGS PER SHARE
Basic earnings per share	$0.06	$0.11	$0.12	$0.22
Diluted earnings per share	$0.06	$0.11	$0.12	$0.22

Points International Ltd.
Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to equity holders of the Company
Expressed in thousands of United States dollars except				Accumulated
number of shares	Share Capital		Contributed	other	Accumulated	Total
(Unaudited)	Number		Surplus	comprehensive	deficit	shareholders’
	of Shares	Amount		income (loss)		equity

Balance at December 31, 2015	15,306,402	$59,293	$9,859	$(624)	$(26,333)	$42,195
Net lncome	-	-	-	-	1,824	1,824
Other comprehensive income, net of tax	-	-	-	950	-	950
Total comprehensive income	-	-	-	950	1,824	2,774

Effect of share option compensation plan	-	-	352	-	-	352
Effect of RSU compensation plan	-	-	1,006	-	-	1,006
Share issuances – share options	500	7	(2)	-	-	5
Share issuances – RSUs	-	315	(315)	-	-	-
Shares repurchased	(77,482)	(302)	(373)	-	-	(675)
Balance at June 30, 2016	15,229,420	$59,313	$10,527	$326	$(24,509)	$45,657

Balance at December 31, 2014	15,649,085	$61,084	$11,985	$(354)	$(31,498)	$41,217
Net lncome	-	-	-	-	3,436	3,436
Other comprehensive income, net of tax	-	-	-	35	-	35
Total comprehensive income	-	-	-	35	3,436	3,471
Effect of share option compensation plan	-	-	503	-	-	503
Effect of RSU and PSU compensation plan	-	-	568	-	-	568
Share issuances – share options	93,014	574	(303)	-	-	271
Share issuances – RSUs	-	416	(416)	-	-	-
Share capital held in trust	-	(1,106)	-	-	-	(1,106)
Shares repurchased	(182,015)	(710)	(1,253)	-	-	(1,963)
Balance at June 30, 2015	15,560,084	$60,258	$11,084	$(319)	$(28,062)	$42,961

Points International Ltd.
Condensed Consolidated Interim Statements of Cash Flows
Expressed in thousands of United States dollars
(Unaudited)

	For the three months			For the six months
	ended			ended
	June 30,		June 30,	June 30,	June 30,
	2016		2015	2016	2015

Cash flows from operating activities
Net income for the period	$931		$1,721	$1,824	$3,436
Adjustments for:
Depreciation of property and equipment	356		281	592	550
Amortization of intangible assets	941		602	1,635	1,210
Unrealized foreign exchange loss (gain)	(759)		579	(535)	(417)
Equity-settled share-based payment transactions	690		570	1,358	1,071
Deferred income tax expense (recovery)	(15)		710	(2)	1,527

Net (gain) loss on derivative contracts designated as cash flow hedges	164		477	1,292	47
Changes in non-cash balances related to operations	7,132		(7,840)	(1,094)	(119)
Net cash provided by (used in) operating activities	$9,440		$(2,900)	$5,070	$7,305

Cash flows from investing activities
Acquisition of property and equipment	(239)		(148)	(355)	(264)
Additions to intangible assets	(393)		(799)	(1,075)	(1,263)
Changes in restricted cash	500		1,000	500	250
Net cash provided by (used in) investing activities	$(132)		$53	$(930)	$(1,277)

Cash flows from financing activities
Proceeds from exercise of share options	5		40	5	271
Shares repurchased	(405)		(1,095)	(675)	(1,963)
Purchases of share capital held in trust	-		(1,106)	-	(1,106)
Net cash provided by (used in) financing activities	$(400)	$	(2,161)	$(670)	$(2,798)

Net increase (decrease) in cash and cash equivalents	$8,908		$(5,008)	$3,470	$3,230
Cash and cash equivalents at beginning of the period	$45,703		$46,128	$51,364	$36,868
Effect of exchange rate fluctuations on cash held	760		(585)	537	437
Cash and cash equivalents at end of the period	$55,371		$40,535	$55,371	$40,535

Interest Received	$37		$17	$74	$33
Taxes Paid	$(34)		$-	$(300)	$(176)

Amounts received for interest were reflected as operating cash flows in the condensed consolidated interim statements of cash flows.